EXHIBIT 99.1

Yandex Announces Secondary Offering of Class A Shares By Selling Shareholders

Moscow and The Hague, March 11, 2013. Yandex N.V. (NASDAQ:YNDX), one of Europe’s largest internet companies, today announced the commencement of an underwritten public offering of an aggregate of 24,253,987 Class A shares by existing shareholders BC&B Holdings B.V., Belka Holdings Limited, Ilya Segalovich and Emerald Trust. The selling shareholders have also granted the underwriters of the offering an option for 30 days to purchase up to an additional 2,425,399 Class A shares. Yandex will not receive any proceeds from the offering.

BC&B Holdings B.V. holds shares on behalf of various funds advised by Baring Vostok Capital Partners Limited, of whose subsidiary one of our non-executive directors, Elena Ivashentseva, is a senior partner.  Belka Holdings Limited is an affiliate of Arkady Volozh, our Chief Executive Officer and an executive member of our board of directors.  Ilya Segalovich is our Chief Technology Officer and an executive member of our board of directors. Yandex, each of the selling shareholders, and Arkady Volozh have agreed with the underwriters to a lock-up in respect of Yandex shares for a period of 90 days.

Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as joint bookrunners for the proposed offering. Morgan Stanley is acting as stabilization manager for the proposed offering.

An automatic shelf registration statement relating to the Class A shares of Yandex to be sold in the offering was filed today with the Securities and Exchange Commission (SEC) and became effective upon filing. The offering of these Class A shares is being made only by means of a prospectus and prospectus supplement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the prospectus and prospectus supplement may be obtained from the offices of Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by telephone at: (866) 718-1649 or by emailing prospectus@morganstanley.com; from Deutsche Bank Securities Inc., Attn: Prospectus Department, 60 Wall Street, New York, NY 10005-2836, by telephone at: (800) 503-4611 or by emailing prospectus.CPDG@db.com; or from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at: (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This announcement is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in Russia or to or for the benefit of any Russian person, and does not constitute an advertisement or offering to non-qualified investors of any securities in Russia. The securities have not been and will not be registered in Russia or admitted to public placement and/or public circulation in Russia. The preliminary prospectus supplement cannot be provided to any person in the Russian Federation who is not a “qualified investor”. The securities are not intended for “placement” or “circulation” in Russia except as permitted by Russian law.

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Forward-Looking Statements

Statements in this release that are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk and uncertainties include, but are not limited to, the consummation of the offering by the selling shareholders. Forward-looking statements reflect management’s analysis as of the date of this press release.  Important factors that could cause actual results to differ materially from our expectations are more fully described in our filings with the SEC.  Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

About Yandex

Yandex is one of Europe’s largest internet companies, operating Russia’s most popular search engine and most visited website. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex also operates in Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.

CONTACT:

Investor Relations:

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations:

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru